UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2025

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 28, 2025, Can-Fite BioPharma Ltd. (the “Company”) offered and sold in a public offering on a best efforts basis (the “Offering”) (i) 1,250,000 American Depositary Shares (“ADSs”), each representing three hundred (300) of the Company’s ordinary shares, no par value (“Ordinary Shares”), (ii) 7,083,333 pre-funded warrants to purchase up to 7,083,333 ADSs (the “Pre-Funded Warrants”), and (iii) 16,666,666 warrants to purchase up to 16,666,666 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined public offering price of $0.60 per ADS and accompanying Common Warrants, and $0.599 per Pre-Funded Warrant and accompanying Common Warrants. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) are approximately $5.0 million. The Offering is expected to close on or about July 29, 2025, subject to the satisfaction of customary closing conditions.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.001 per ADS and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $0.60 per ADS, are immediately exercisable, and expire on the two-year anniversary of the date of issuance.

A holder of the Warrants will not have the right to exercise any portion of its Pre-Funded Warrants and Common Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99%  (or, at the election of the holder, 9.99%) of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The investor in the Offering entered into a definitive securities purchase agreement with the Company (the “Purchase Agreement”). The Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of ninety (90) days following the closing of the Offering, subject to limited exceptions. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period of one year following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

The Company previously entered into a letter agreement with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company on a “best efforts” basis in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, a management fee of 1.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance of $50,000, up to $100,000 for expenses of legal counsel and other out-of-pocket expenses and clearing fees of $15,950. The Placement Agent will also receive placement agent warrants equal to 7.0% of the sum of the ADSs and Pre-Funded Warrants to be sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Common Warrants issued and sold in the Offering, except that the Placement Agent Warrants have an exercise price of $0.75 per ADS (representing 125% of the combined public offering price per ADS and accompanying Common Warrant).

The net proceeds to the Company from the Offering are expected to be approximately $4.19 million, after deducting the fees and expenses of the Placement Agent and other offering expenses payable by the Company. The Company intends to use the proceeds from the Offering for additional working capital, for funding research and development and clinical trials and for other working capital and general corporate purposes.

The Offering was made pursuant to a registration statement on Form F-1 (File No. 333-288890), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 28, 2025.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants, the Common Warrants and the Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K (a “Form 6-K”) and are incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Form 6-K states that the offering is expected to close on or about July 29, 2025. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K.

Exhibit Index

Exhibit No.	Description
4.1	Form of Common Warrant
4.2	Form of Pre-Funded Warrant
4.3	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement, dated July 28, 2025, by and between the Company and the investor party thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: July 29, 2025	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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